Exhibit 12.1
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2015		2014	2013(1)		2012(1)	2011(1)
Earnings:
Income (loss) from continuing operations before income tax expense and equity in earnings of investees	$102,221		$(63)	$(62,034)		$84,484	$53,992
Gains on equity transactions of investees	—		(17,020)	—		(7,246)	(11,177)
Fixed charges	107,316		143,838	174,753		204,244	195,024
Distributions from investees	—		20,680	24,079		16,816	16,617
Adjusted Earnings	$209,537		$147,435	$136,798		$298,298	$254,456

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$107,316		$143,838	$174,753		$204,244	$195,024
Total Fixed Charges	$107,316		$143,838	$174,753		$204,244	$195,024

Ratio of Earnings to Fixed Charges	2.0	x	1.0x	0.8x	(2)	1.5x	1.3x

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $37,995.